Exhibit 99.1


                 [Letterhead of Santa Fe Energy Resources, Inc.]



                       SANTA FE ENERGY RESOURCES ANNOUNCES
                          OUTCOME OF STOCK TENDER OFFER


Houston, Texas -- November 20, 1996

Santa Fe Energy Resources (NYSE: SFR) today announced that its cash tender offer for up to 4.5 million shares of the Company's Convertible Preferred Stock, 7% Series (NYSE:SFRpr) expired at 12:00 midnight EST on Tuesday, November 19, 1996, as scheduled and in accordance with the terms of the offer. The offer, which commenced on October 22, 1996, specified a purchase price of $24.50 per preferred share.

Santa Fe Energy said that it has accepted for purchase all of the 3,776,056 shares validly tendered and not properly withdrawn prior to expiration of the offer (including about 106,000 shares subject to guarantee of delivery) for a total price of approximately $92.5 mullion. The Company expects to make payment for the shares promptly.

Santa Fe Energy Resources is an independent oil and gas exploration and production company with headquarters in Houston, Texas. It has production in the United States, Argentina and Indonesia with additional exploration activities in several other regions of the world. Its common stock is traded on the New York Stock Exchange under the symbol SFR.

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